Total Fund Solution
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

November 24, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Total Fund Solution (the “Trust”)
Securities Act Registration No: 333-______
Investment Company Act Registration No: 811-23724
Cromwell Marketfield L/S Fund (S000074017)
Dear Sir or Madam:

On behalf of the Trust, transmitted herewith for filing is a registration statement on Form N-14 (the “Registration Statement”). The Registration Statement contains a Prospectus/Proxy that provides information regarding the reorganization of the Marketfield Fund, a series of Trust for Professional Managers, into the Cromwell Marketfield L/S Fund, a series of the Trust. The Registration Statement is being filed pursuant to Rule 488 under the Securities Act of 1933, as amended.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (626) 914-7363.

Very truly yours,

/s/ Elaine E. Richards
Elaine E. Richards
Secretary
Total Fund Solution

Enclosures